Exhibit 11
Earnings Per Share
CORN PRODUCTS INTERNATIONAL, INC.
Computation of Net Income
Per Share of Common Stock

	Three Months Ended	Nine Months Ended
(All figures are in millions except per share data )	September 30, 2005	September 30, 2005

Average shares outstanding — Basic	74.2	74.9

Effect of dilutive securities:
Stock options	0.8	0.9

Average shares outstanding — Assuming dilution	75.0	75.8

Net income	$23.1	$66.1

Earnings per share:
Basic	$0.31	$0.88
Diluted	$0.31	$0.87

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